Filed by RMR Real Estate Income Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22260

FOR IMMEDIATE RELEASE
Contacts:
Timothy A. Bonang, Vice President, Investor Relations, or
Carlynn Finn, Manager, Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Real Estate Income Fund Declares its Final Dividend and the

Completion of its Merger into RMR Asia Pacific Real Estate Fund

Newton, MA (January 23, 2012):  After the close of business on Friday, January 20, 2012, RMR Real Estate Income Fund (NYSE Amex: RIF) was merged with and into RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP), and RIF ceased to exist as a separate publicly listed company.  (Hereinafter in this press release, RIF will be referred to as “Old RIF”.)  In connection with this merger, RAP was renamed “RMR Real Estate Income Fund”.  (Hereinafter in this press release, RAP, as renamed, will be referred to as “New RIF”.)

On January 20, 2012, the closing net asset value per share (“NAV”) of the common stock for Old RIF was $38.24 and for New RIF was $18.25.  Since the merger was based on the relative NAVs of Old RIF and New RIF, these NAVs generated a merger conversion ratio that resulted in Old RIF common shareholders receiving 2.095 shares of New RIF common stock for each share of Old RIF stock they previously held.  Common shareholders of Old RIF may receive fractional shares in connection with the merger.

New RIF will trade on the NYSE Amex and will use the ticker symbol “RIF”.  New RIF’s NAV will be reported under the ticker “XRAPX” on Monday, January 23, 2012.  Beginning on Tuesday, January 24, 2012, New RIF’s NAV will be reported under the ticker “XRIFX”.  New RIF will continue to use the CUSIP number 76970B101 for its common stock.

As a result of the merger, preferred shareholders of Old RIF received an equivalent number of shares of newly issued New RIF preferred stock.  The series name, auction date, rate period, dividend payment date and liquidation preference per share of the New RIF preferred stock received by Old RIF preferred shareholders in the merger is the same as the Old RIF preferred stock that Old RIF preferred shareholders held prior to the merger.  However, the CUSIP numbers of the New RIF preferred stock are different from the CUSIP numbers of the Old RIF preferred stock.  New RIF’s preferred stock CUSIP numbers are:

Series	CUSIP Number
M	74965J304
T	74965J403
W	74965J502
Th	74965J601
F	74965J205

As previously announced, common shareholders of record of Old RIF will receive the following final cash distribution consisting of Old RIF’s estimated undistributed federal investment company taxable income and net capital gains:

Record Date	Pay Date*	Amount Per Share
January 19, 2012	January 31, 2012	$0.06

*On or about.

New RIF is a closed end investment company advised by RMR Advisors, Inc.

WARNINGS REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON NEW RIF’S PRESENT BELIEFS AND EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR NUMEROUS REASONS, SOME OF WHICH ARE BEYOND NEW RIF’S CONTROL.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT THE MERGER WAS BASED ON THE RELATIVE NAVS OF OLD RIF AND NEW RIF.  THE IMPLICATION OF THIS STATEMENT MAY BE THAT THE TRADING PRICE OF NEW RIF MAY BE EQUAL TO NEW RIF’S NAV OF $18.25 AT THE TIME OF THE MERGER.  NEW RIF’S SHARES HAVE HISTORICALLY TRADED AT A DISCOUNT TO NAV.  THERE IS NO ASSURANCE THAT

A TRADING PRICE FOR NEW RIF’S SHARES EQUAL TO OR GREATER THAN NAV WILL RESULT AFTER THE MERGER.

FOR THESE AND OTHER REASONS, INVESTORS SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

(end)